SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAMERON INTERNATIONAL CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Issuer))

1.50% Convertible Senior Debentures due 2024
(Title of Class of Securities)

216640AE2 and 216640AD4
(CUSIP Numbers of Class of Securities)

William C. Lemmer, Esq.
Senior Vice President and General Counsel
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas  77027
Telephone:  (713) 513-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:
Christine A. Hathaway, Esq.
Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3700
Dallas, Texas  75201
Telephone: (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$131,104,000	$7,315.60

*
Calculated solely for purposes of determining the filing fee.  The purchase price of the 1.50% Convertible Senior Debentures due 2024 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date.  As of April 15, 2009, there was $131,104,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $131,104,000.

**
The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.  The filing fee was paid on April 16, 2009 in connection with the filing by Cameron International Corporation of the original Schedule TO.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,315.60	Filing Party: Cameron International Corporation
Form or Registration No.: Schedule TO	Date Filed: April 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.	☐going-private transaction subject to Rule 13e-3.
☒issuer tender offer subject to Rule 13e-4.	☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Cameron International Corporation (f/k/a Cooper Cameron Corporation), a Delaware corporation (the  “Company”), on April 16, 2009, with respect to the right of each holder (each, a “Holder”) of the Company’s 1.50% Convertible Senior Debentures due 2024 (the “Notes”) to sell and the obligation of the Company to purchase the Notes as set forth in the Company Notice to Holders, dated April 16, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Holders’ right to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on May 14, 2009.  The Company has been advised by U.S. Bank National Association, as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount of $6,000 were validly surrendered and not withdrawn prior to the expiration of the Put Option.  The Company has accepted for purchase all these Notes for a purchase price of $1,000 in cash per $1,000 principal amount.  The Company has delivered the aggregate purchase price of $6,000 for the accepted Notes to the Paying Agent for distribution to the Holders.  Following the Company’s purchase of the Notes pursuant to the Put Option, $131,098,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

Item 12 of the Schedule TO is herby amended and supplemented to read as follows:

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 1.50% Convertible Senior Debentures due 2024, dated April 16, 2009.*

(a)(5)	Press release issued on April 16, 2009.*

(b)	Not applicable.

(d)(1)
Indenture, dated as of May 11, 2004, between the Company and the Trustee, filed as Exhibit 4.1 to the Registration Statement on Form S-3 dated June 21, 2004, of the Company, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15,  2009

CAMERON INTERNATIONAL CORPORATION
By: /s/ William C. Lemmer
William C. Lemmer
Senior Vice President and General Counsel

S-1

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 1.50% Convertible Senior Debentures due 2024, dated April 16, 2009.*

(a)(5)	Press release issued on April 16, 2009.*

(b)	Not applicable.

(d)(1)
Indenture, dated as of May 11, 2004, between the Company and the Trustee, filed as Exhibit 4.1 to the Registration Statement on Form S-3 dated June 21, 2004, of the Company, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed